First quarter operations review

Rio Tinto releases solid first quarter production performance

21 April 2015

Rio Tinto chief executive Sam Walsh said “We continue to drive efficiency in all aspects of our business, which is reflected in our solid production performance during the first quarter. By making best use of our high quality assets, low cost base and operating and commercial capability our aim is to protect our margins in the face of declining prices and maximise returns for shareholders throughout the cycle.”

		Q1’15	vs Q1’14	vs Q4’14
Global iron ore shipments (100% basis)	Mt	72.5	+9%	-12%
Global iron ore production (100% basis)	Mt	74.7	+12%	-6%
Bauxite	kt	10,484	+4%	-3%
Aluminium	kt	809	-	-2%
Mined copper	kt	144.1	-9%	+12%
Hard coking coal	kt	2,002	+10%	+22%
Semi-soft and thermal coal	kt	5,660	+4%	+3%
Titanium dioxide slag	kt	322	-17%	+2%

Highlights

  Global iron ore shipments of 72.5 million tonnes (Rio Tinto share 57.3 million tonnes) were nine per cent higher than in the first quarter of 2014. Production of 74.7 million tonnes (Rio Tinto share 59.4 million tonnes) was a 12 per cent increase year on year.

  Record first quarter bauxite production was four per cent higher than the first quarter of 2014, primarily due to a strong performance at Weipa.

  Aluminium production in the first quarter was in line with the same period of 2014, despite the partial shutdown at Kitimat, which continues to prepare for first hot metal at the modernised smelter by mid-2015.

  Mined copper production was 12 per cent higher than the fourth quarter of 2014, driven by higher throughput at Kennecott and Escondida. Lower grades at Kennecott were the primary driver of the nine per cent decline compared with the first quarter of 2014.

  During the quarter, the Government of Mongolia and Rio Tinto formally celebrated the major milestone of Oyu Tolgoi shipping one million tonnes of concentrate.

  Higher first quarter coal production was primarily driven by improved production rates at Kestrel South following the longwall ramp-up, increased semi-soft production at Mount Thorley and Warkworth and higher thermal production at Hail Creek.

  Titanium dioxide production was 17 per cent lower than in the first quarter of 2014 as production continued to be optimised to align with market demand.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2014 have been excluded from Rio Tinto share of production data but assets sold in 2015 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q1 2015	vs Q1 2014	vs Q4 2014
Pilbara Blend Lump	16.1	+21%	0%
Pilbara Blend Fines	24.6	+25%	-2%
Robe Valley Lump	1.5	+5%	-7%
Robe Valley Fines	2.5	-13%	-16%
Yandicoogina Fines (HIY)	12.6	-6%	-16%
IOC (pellets and concentrate)	2.1	+20%	-6%

Pilbara operations

First quarter production of 71.1 million tonnes (Rio Tinto share 57.3 million tonnes) was 12 per cent higher than the same period in 2014 following commissioning of the Nammuldi wet plant and the ramp up of Hope Downs 4. First quarter production was six per cent lower than the fourth quarter of last year due to the impact of wet weather throughout the quarter.

Pilbara sales

Quarterly sales of 69.3 million tonnes (Rio Tinto share 55.4 million tonnes) were eight per cent higher than in the first quarter of 2014 but 12 per cent lower than in the fourth quarter of last year. This was a result of weather impacts from Tropical Cyclone Olwyn and a train derailment which temporarily blocked the inload train circuit at Dampier.

Pilbara expansion

Expansion infrastructure is nearing completion and remains on track for delivery by the end of the first half of 2015. As previously announced, all major rail, marine and wharf works are now in place.

Iron Ore Company of Canada (IOC)

First quarter concentrate and pellet production was 28 per cent and 15 per cent higher respectively, than the first quarter of last year, driven by increased asset reliability and improved performance. Operational improvements achieved in the first quarter of 2015 significantly offset the impact of winter compared to last year, resulting in first quarter concentrate and pellet production only five and seven per cent lower, respectively, than the fourth quarter of 2014.

The improvement in production boosted first quarter sales, with pellet shipments up 33 per cent compared to the same period of 2014 and four per cent higher than the fourth quarter of last year. Concentrate sales were up 12 per cent compared to the first quarter of 2014, with the moisture reduction project improving the amount of concentrate available for sale by preventing the product freezing.

2015 guidance

As previously announced, Rio Tinto expects 2015 global shipments approaching 350 million tonnes (100 per cent basis) from its operations in Australia and Canada. As part of the ongoing efficiency programme inventory draw-down will be used throughout the year to maximise cash flows. Shipments and production are each subject to weather conditions.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q1 2015	vs Q1 2014	vs Q4 2014
Rio Tinto Aluminium
Bauxite	10,484	+4%	-3%
Alumina	1,896	+2%	-2%
Aluminium	809	0%	-2%

Bauxite

Bauxite production set a new first quarter record and was four per cent higher than the first quarter of 2014, primarily due to a strong performance at Weipa which continued to ramp up. Production from the Gove mine has now reached a run-rate of seven million tonnes per annum and is gearing up to reach an eight million tonne per annum run-rate by the fourth quarter of 2015, as infrastructure constraints continue to be addressed.

Alumina

Excluding the Gove refinery, alumina production was up by two per cent compared with the first quarter of 2014, reflecting stronger production at Queensland Alumina.

The curtailment of the Gove refinery was completed in May 2014. It remains on care and maintenance.

Aluminium

First quarter aluminium production was in line with the same period of 2014, as capacity creep across the smelter portfolio, combined with restarted capacity at the Boyne smelter in Australia, offset lower production from Kitimat where preparations continue for first hot metal at the modernised smelter by mid-2015.

2015 guidance

Rio Tinto’s share of production remains unchanged and is expected to be 43 million tonnes of bauxite, 8 million tonnes of alumina and 3.3 million tonnes of aluminium.

COPPER & COAL

Rio Tinto share of production (000 tonnes)

	Q1 2015	vs Q1 2014	vs Q4 2014
Mined copper
Kennecott Utah Copper	26.6	-61%	+30%
Escondida	106.2	+35%	+20%
Grasberg	0.0	N/A	N/A
Oyu Tolgoi	11.3	+33%	-33%

Refined copper
Kennecott Utah Copper	45.0	-15%	+146%
Escondida	23.2	+2%	+3%

Coal
Hard coking coal	2,002	+10%	+22%
Semi-soft coking coal	898	-4%	+23%
Thermal coal	4,762	+5%	0%

Kennecott Utah Copper

Mined copper production for the first quarter of 2015 was significantly lower than the same period in 2014, due to the anticipated impact of lower grades and the current focus on de-weighting and de-watering the east wall of Bingham Canyon. Quarter on quarter, mined copper increased by 30 per cent as production had been reduced in the fourth quarter during the scheduled smelter maintenance shutdown in 2014.

First quarter refined production was 15 per cent lower than in the same period of 2014 as a result of lower mined production. The significant increase in refined copper production quarter on quarter is attributable to the smelter maintenance shutdown in the fourth quarter of last year. In the first quarter, Kennecott commenced the tolling of third party concentrate to optimise smelter utilisation. Copper from third party concentrate is excluded from production numbers.

Escondida

Mined copper production at Escondida rebounded 35 per cent compared with the same quarter of 2014 primarily due to higher grades. This, combined with higher throughput and the absence of process water restrictions, contributed to a 20 per cent increase in tonnage compared with the previous quarter.

Oyu Tolgoi / Turquoise Hill Resources

First quarter mined copper production was 33 per cent lower than the previous quarter, due to lower grades and a scheduled major maintenance shutdown.

First quarter customer collections of concentrate from the Chinese bonded warehouse were also lower than the previous quarter, affected by the Chinese and Mongolian new-year holidays during which border and customs authorities were closed for extended periods. Additionally, collections were higher in the fourth quarter as inventories of finished goods built up earlier in 2014 were run down.

During the quarter, the Government of Mongolia and Rio Tinto formally celebrated the major milestone of Oyu Tolgoi shipping one million tonnes of copper concentrate.

In accordance with the mine plan, the open pit is expected to move to areas of higher-grade material for the remainder of 2015. Accordingly, production levels will be higher in the second half of 2015.

Grasberg

Rio Tinto does not expect 2015 production to exceed the metal attributable to Freeport-McMoRan Inc (Freeport) and, accordingly, expects its share of joint venture production to be zero during the year. Freeport is due to announce its first quarter results on 23 April 2015.

Coal

Hard coking coal production was ten per cent higher than the first quarter of 2014 as a result of improved production rates at Kestrel South as the longwall ramps up and was 22 per cent higher than the fourth quarter of 2014 which included a longwall panel changeover.

Semi-soft coking coal production was 23 per cent higher than the fourth quarter of 2014 reflecting mine production sequencing. Thermal coal production was five per cent higher than the first quarter of 2014 primarily due to increased tonnage at Hail Creek where production from a processing plant by-product stream was prioritised in order to deliver increased margins in current market conditions.

2015 guidance

In 2015, as previously announced, Rio Tinto expects its share of mined copper production to be between 500 and 535 thousand tonnes and refined copper production to be between 190 and 220 thousand tonnes.

Rio Tinto’s share of production is expected to be 18 to 19 million tonnes of thermal coal, 3 to 3.4 million tonnes of semi-soft coking coal and 7.1 to 8.1 million tonnes of hard coking coal.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q1 2015	vs Q1 2014	vs Q4 2014
Diamonds (000 carats)
Argyle	3,217	+31%	+77%
Diavik	899	-20%	-3%
Murowa	40	-42%	-61%

Minerals (000 tonnes)
Borates – B2O3 content	129	+3%	+6%
Titanium dioxide slag	322	-17%	+2%

Salt (000 tonnes)	1,418	-11%	-23%

Uranium (000 lbs)
Energy Resources of Australia	737	N/A	-18%
Rössing	272	-58%	-56%

Diamonds

At Argyle, carats recovered during the first quarter were 31 per cent higher than in the same quarter of 2014 as the ramp up of underground production continued. The 77 per cent improvement over the fourth quarter of 2014 reflects the maintenance shutdown which took place in the fourth quarter of 2014 to implement improved design modifications to both underground crushers which are now performing well.

Lower carats recovered in the first quarter at Diavik compared to last year reflect lower ore availability as mining progressed through an area of higher dilution as well as crusher plant upgrades which were completed in the quarter. This also accounts for the three per cent reduction in the quarter compared to the fourth quarter of 2014.

Carats recovered at Murowa were significantly lower than the comparator periods due to a planned plant shutdown to reconfigure the processing plant and a decision to reduce production rates pending confirmation (subsequently received) that a new 15 per cent export tax did not apply to Murowa.

Minerals

Borates production was three per cent higher than in the first quarter of 2014 in response to higher sales demand and the commissioning of the new modified direct dissolving of kernite (MDDK) process plant in the second half of 2014.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide slag production was 17 per cent lower than in the first quarter of 2014 as production continued to be optimised to align with market demand. Weaker demand has resulted in a decision to take another furnace offline at Rio Tinto Fer et Titane (RTFT) in Quebec from April, meaning two of RTFT’s nine furnaces are now idled.

Salt

First quarter salt production was lower than both comparator periods as a result of weaker demand and a decision not to build working capital in the form of inventory.

Uranium

At Energy Resources of Australia (ERA) lower grades from processing existing stockpiles resulted in lower production in the first quarter of 2015 compared to the fourth quarter of 2014 despite increased throughput and improved recoveries.

First quarter production at Rössing was lower largely as a result of lower grades in both the first and fourth quarters of 2014 due to normal mine sequencing. This was exacerbated by a fire in the final product recovery plant which impacted approximately one week of overall production.

2015 guidance

In 2015, Rio Tinto’s share of production is now expected to be 1.3 million tonnes of titanium dioxide slag, 0.5 million tonnes of boric oxide equivalent and 20 million carats of diamonds.

Rio Tinto’s share of uranium production is unchanged and is expected to be between 5 and 6 million pounds.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter was $126 million compared with $155 million in the same quarter of 2014.

Approximately 39 per cent of this expenditure was incurred by Copper & Coal, six per cent by Iron Ore, 21 per cent by Diamonds & Minerals and the balance by central exploration.

There were no significant divestments of central exploration properties in the quarter.

Exploration activity

Copper

In the United States, field mapping, sampling and drilling continued across copper projects in Utah, Arizona and Montana. In South America, field reconnaissance, soil sampling and geophysical surveying occurred across projects in Chile and Peru. In Zambia, field reconnaissance work continued as well as preparation for the upcoming field season. In Kazakhstan, preparation for the field season commenced.

Nickel

In the United States, field mapping and drilling continued targeting nickel sulphides.

Bauxite

In Brazil, field mapping and drilling continued across several targets. In Laos, auger drilling across the project continues. In Cape York, preparation for the upcoming field season commenced.

Coal

In Australia, geological interpretation continues in addition to preparation for the upcoming field season.

Uranium

In the United States, the planned drilling programme was completed.

Diamonds

In India, the planned drilling programme was completed.  In Canada, data review and sampling of targets continued.

A summary of activity for the period is as follows:

Product Group	Greenfield programmes	Advanced projects	Evaluation projects
Aluminium	Australia, Brazil, Laos	Amargosa orbit, Brazil	South of Embley and Cape York, Australia; Amargosa, Brazil
Copper & Coal	Copper: Australia, US, Mexico, Chile, Peru, Zambia, Russia, Kazakhstan, Uzbekistan, Mongolia, China Nickel: Canada	Nickel: Tamarack, US Coal: Bowen Basin, Hunter Valley Australia	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Coal: Mt Pleasant, Hail Creek, Australia
Diamonds & Minerals	Diamonds: India, Canada Heavy mineral sands: Gabon Uranium: Canada, US, Australia

Diamonds: Diavik, Canada; Bunder, India

Lithium borates: Jadar, Serbia

Heavy mineral sands: Zulti South, South Africa; Mutamba, Mozambique

Iron Ore: Simandou, Guinea

Potash: KP405, Canada

Uranium: Ranger 3 Deeps, Australia;

Roughrider, Canada;

Rössing Z20, Namibia

Iron Ore	Botswana	Pilbara, Australia	Pilbara, Australia

Mine-lease exploration continued at a number of Rio Tinto businesses including: Pilbara Iron, Rio Tinto Coal Australia, Richards Bay, Oyu Tolgoi, Weipa and Kennecott.

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year	% Change
		2014 Q1	2014 Q4	2015 Q1	2014	Q1 15 vs Q1 14	Q1 15 vs Q4 14
Principal Commodities
Alumina	('000 t)	2,392	1,931	1,896	8,134	-21%	-2%
Aluminium	('000 t)	809	827	809	3,279	0%	-2%
Bauxite	('000 t)	10,044	10,794	10,484	41,871	4%	-3%
Borates	('000 t)	126	123	129	508	3%	6%
Coal - hard coking	('000 t)	1,814	1,639	2,002	7,054	10%	22%
Coal - semi-soft coking	('000 t)	936	728	898	3,213	-4%	23%
Coal - thermal	('000 t)	4,520	4,759	4,762	19,080	5%	0%
Copper - mined	('000 t)	158.2	128.3	144.1	603.1	-9%	12%
Copper - refined	('000 t)	75.8	40.7	68.2	294.6	-10%	67%
Diamonds	('000 cts)	3,650	2,841	4,155	13,872	14%	46%
Iron ore	('000 t)	52,339	63,239	59,412	233,557	14%	-6%
Titanium dioxide feedstock	('000 t)	389	316	322	1,443	-17%	2%
Uranium	('000 lbs)	644	1,523	1,010	4,089	57%	-34%
Other Metals & Minerals
Gold - mined	('000 oz)	94.2	131.0	79.8	486.8	-15%	-39%
Gold - refined	('000 oz)	62.0	51.1	62.2	252.2	0%	22%
Molybdenum	('000 t)	0.9	2.6	2.7	11.5	186%	5%
Salt	('000 t)	1,586	1,852	1,418	6,793	-11%	-23%
Silver - mined	('000 oz)	1,197	740	954	4,699	-20%	29%
Silver - refined	('000 oz)	598	636	698	2,811	17%	10%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto share of production

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

ALUMINA
Production ('000 tonnes)
Aluminium Product Group
Jonquière (Vaudreuil)	100%	360	352	358	373	360	1,444
Queensland Alumina	80%	697	668	741	748	739	2,854
São Luis (Alumar)	10%	88	87	94	95	86	364
Yarwun	100%	683	661	656	687	683	2,688
Jonquière (Vaudreuil) specialty alumina plant	100%	26	27	28	27	27	108
Aluminium Product Group total		1,856	1,795	1,877	1,931	1,896	7,458
Other Aluminium - Gove refinery (a)	100%	537	139	0	0	0	676
Rio Tinto total alumina production		2,392	1,934	1,877	1,931	1,896	8,134

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	46	47	48	48	46	188
Australia - Boyne Island	59%	76	81	85	86	84	328
Australia - Tomago	52%	70	71	73	74	73	289
Canada - six wholly owned	100%	322	320	320	317	306	1,279
Canada - Alouette (Sept-Îles)	40%	58	58	58	59	59	233
Canada - Bécancour	25%	28	28	28	28	26	112
France - Dunquerque	100%	67	67	68	68	67	270
Iceland - ISAL (Reykjavik)	100%	50	52	51	52	51	206
New Zealand - Tiwai Point	79%	64	65	65	65	65	260
Oman - Sohar	20%	18	18	18	19	19	73
UK - Lochaber	100%	10	10	10	11	12	42
Rio Tinto total aluminium production		809	817	825	827	809	3,279

BAUXITE
Production ('000 tonnes) (b)
Gove	100%	1,804	1,426	1,725	1,574	1,710	6,528
Porto Trombetas	12%	438	470	501	556	438	1,965
Sangaredi	(c)	1,686	1,885	1,819	1,721	1,632	7,111
Weipa	100%	6,116	6,363	6,844	6,944	6,704	26,266
Rio Tinto total bauxite production		10,044	10,144	10,889	10,794	10,484	41,871

Rio Tinto share of production

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	126	133	127	123	129	508

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,190	1,338	1,277	1,520	1,189	5,324
Kestrel Coal	80%	625	490	497	119	813	1,730
Rio Tinto total hard coking coal production		1,814	1,828	1,773	1,639	2,002	7,054

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	431	385	292	440	460	1,548
Mount Thorley	64%	355	365	317	213	311	1,250
Warkworth	44%	151	153	36	76	128	415
Rio Tinto total semi-soft coking coal production		936	903	645	728	898	3,213

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	32%	758	654	667	660	749	2,739
Hail Creek Coal	82%	320	344	702	524	725	1,890
Hunter Valley	80%	2,350	2,183	2,732	2,275	2,184	9,539
Kestrel Coal	80%	70	87	45	249	94	451
Mount Thorley	64%	382	425	499	128	353	1,434
Warkworth	44%	641	753	711	923	658	3,027
Rio Tinto total thermal coal production		4,520	4,447	5,355	4,759	4,762	19,080

Rio Tinto share of production

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

COPPER
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	69.2	61.9	52.8	20.5	26.6	204.3
Escondida	30%	78.8	89.4	84.2	88.9	106.2	341.3
Grasberg - Joint Venture (d)	40%	1.7	1.5	2.5	2.1	0.0	7.7
Oyu Tolgoi (e)	34%	8.5	12.1	12.3	16.9	11.3	49.8
Rio Tinto total mine production		158.2	164.8	151.8	128.3	144.1	603.1
Refined production ('000 tonnes)
Escondida	30%	22.7	24.5	20.8	22.5	23.2	90.5
Kennecott Utah Copper	100%	53.1	70.1	62.7	18.3	45.0	204.1
Rio Tinto total refined production		75.8	94.6	83.5	40.7	68.2	294.6

DIAMONDS
Production ('000 carats)
Argyle	100%	2,461	2,459	2,455	1,813	3,217	9,188
Diavik	60%	1,119	1,290	1,004	927	899	4,340
Murowa	78%	69	83	90	101	40	344
Rio Tinto total diamond production		3,650	3,832	3,549	2,841	4,155	13,872

GOLD
Mine production ('000 ounces) (b)
Barneys Canyon	100%	0.0	0.4	0.0	0.0	0.0	0.4
Bingham Canyon	100%	63.3	76.6	86.7	33.2	44.7	259.8
Escondida	30%	8.6	8.0	6.6	3.8	6.4	27.0
Grasberg - Joint Venture (d)	40%	0.4	0.3	0.8	0.7	0.0	2.3
Oyu Tolgoi (e)	34%	22.0	37.9	44.2	93.2	28.7	197.3
Rio Tinto total mine production		94.2	123.2	138.4	131.0	79.8	486.8
Refined production ('000 ounces)
Kennecott Utah Copper	100%	62.0	59.8	79.3	51.1	62.2	252.2

Rio Tinto share of production

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

IRON ORE
Production ('000 tonnes) (b)
Hamersley mines	(f)	36,345	39,742	41,837	45,239	42,177	163,163
Hamersley - Channar	60%	1,642	1,642	1,763	1,501	1,287	6,548
Hope Downs	50%	4,779	5,094	5,646	5,839	5,679	21,358
Iron Ore Company of Canada	59%	1,764	2,365	2,299	2,247	2,109	8,676
Robe River - Pannawonica (Mesas J and A)	53%	4,329	4,530	4,846	4,599	4,020	18,304
Robe River - West Angelas	53%	3,479	4,158	4,058	3,815	4,139	15,510
Rio Tinto iron ore production ('000 tonnes)		52,339	57,530	60,450	63,239	59,412	233,557
Breakdown of Production:
Pilbara Blend Lump		13,251	14,541	14,986	16,103	16,057	58,881
Pilbara Blend Fines		19,615	22,669	24,721	25,185	24,607	92,191
Robe Valley Lump		1,413	1,518	1,617	1,591	1,482	6,138
Robe Valley Fines		2,916	3,012	3,229	3,008	2,538	12,165
Yandicoogina Fines (HIY)		13,379	13,425	13,597	15,105	12,618	55,507
IOC Concentrate		629	1,130	936	845	804	3,539
IOC Pellets		1,136	1,235	1,364	1,402	1,305	5,137
Breakdown of Sales:
Pilbara Blend Lump		11,636	12,066	13,730	13,778	13,231	51,210
Pilbara Blend Fines		21,925	26,596	26,496	30,627	26,004	105,643
Robe Valley Lump		1,200	1,465	1,405	1,435	1,257	5,505
Robe Valley Fines		2,878	3,311	3,246	3,453	2,568	12,888
Yandicoogina Fines (HIY)		13,732	13,712	14,198	14,628	12,336	56,270
IOC Concentrate		372	1,118	1,343	732	417	3,565
IOC Pellets		1,102	1,134	1,172	1,410	1,462	4,818
Rio Tinto iron ore sales ('000 tonnes)		52,844	59,402	61,590	66,063	57,276	239,900

MOLYBDENUM
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	0.9	2.5	5.6	2.6	2.7	11.5

Rio Tinto share of production

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,586	1,788	1,567	1,852	1,418	6,793

SILVER
Mine production ('000 ounces) (b)
Bingham Canyon	100%	744	864	970	356	486	2,935
Escondida	30%	398	432	348	288	407	1,465
Grasberg - Joint Venture (d)	40%	0	0	0	0	0	0
Oyu Tolgoi (e)	34%	54	77	72	96	62	299
Rio Tinto total mine production		1,197	1,372	1,390	740	954	4,699
Refined production ('000 ounces)
Kennecott Utah Copper	100%	598	818	759	636	698	2,811

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (g)	100%	389	372	365	316	322	1,443

URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia (h)	68%	0	0	853	904	737	1,757
Rössing	69%	644	455	615	618	272	2,333
Rio Tinto total uranium production		644	455	1,467	1,523	1,010	4,089

Production data notes:
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.

(b) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(c) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(d) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(e) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(f) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(g) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(h) ERA production reported is 'drummed' U3O8.

The Rio Tinto percentage shown above is at 31 March 2015.
Rio Tinto's interest in the Benga and Clermont mines and the Alucam and SØRAL smelters were sold in 2014. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	872	835	926	935	924	3,568
Yarwun refinery - Queensland	100.0%	683	661	656	687	683	2,688
Brazil
São Luis (Alumar) refinery	10.0%	882	865	938	953	862	3,639
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	360	352	358	373	360	1,444
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Smelter Grade Alumina - Other Aluminium
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory (a)	100.0%	537	139	0	0	0	676
(a) The curtailment of production at the Gove refinery was completed on 28 May 2014.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	26	27	28	27	27	108
Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	46	47	48	48	46	188
Boyne Island smelter - Queensland	59.4%	129	136	143	145	142	553
Tomago smelter - New South Wales	51.6%	136	139	142	144	141	561
Cameroon
Alucam (Edéa) smelter (a)	0.0%	24	23	24	22	-	93
Canada
Alma smelter - Quebec	100.0%	112	111	116	116	115	455
Alouette (Sept-Îles) smelter - Quebec	40.0%	144	145	146	147	147	583
Arvida smelter - Quebec	100.0%	42	43	44	44	43	173
Arvida AP60 smelter - Quebec	100.0%	14	15	15	15	14	59
Bécancour smelter - Quebec	25.1%	111	111	110	114	105	446
Grande-Baie smelter - Quebec	100.0%	56	55	55	55	54	222
Kitimat smelter - British Columbia	100.0%	38	35	28	24	20	125
Laterrière smelter - Quebec	100.0%	60	61	62	62	60	244
France
Dunkerque smelter	100.0%	67	67	68	68	67	270
Iceland
ISAL (Reykjavik) smelter	100.0%	50	52	51	52	51	206
New Zealand
Tiwai Point smelter	79.4%	81	82	82	82	82	327
Norway
SØRAL (Husnes) smelter (b)	0.0%	23	23	23	8	-	76
Oman
Sohar smelter	20.0%	88	91	92	93	93	364
United Kingdom
Lochaber smelter	100.0%	10	10	10	11	12	42

(a) Rio Tinto sold its 46.7% interest in the Alucam (Edéa) smelter with an effective date of 31 December 2014. Production data are shown up to that date.
(b) Rio Tinto sold its 50% interest in the SØRAL (Husnes) smelter with an effective date of 31 October 2014. Production data are shown up to that date.

Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,804	1,426	1,725	1,574	1,710	6,528
Weipa mine - Queensland	100.0%	6,116	6,363	6,844	6,944	6,704	26,266
Brazil
Porto Trombetas (MRN) mine	12.0%	3,649	3,918	4,177	4,633	3,651	16,376
Guinea
Sangaredi mine (a)	23.0%	3,747	4,189	4,043	3,823	3,627	15,803

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		9,829	10,065	10,671	10,851	10,487	41,417
Share of third party bauxite shipments ('000 tonnes)		4,464	5,768	6,523	6,502	6,372	23,257
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

BORATES
Rio Tinto Minerals - borates	100.0%
US
Borates ('000 tonnes) (a)		126	133	127	123	129	508
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine	32.0%
New South Wales
Thermal coal ('000 tonnes)		2,369	2,045	2,083	2,061	2,341	8,558
Clermont Coal mine (a)	0.0%
Queensland
Thermal coal ('000 tonnes)		2,567	2,265	-	-	-	4,832
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,451	1,631	1,557	1,853	1,450	6,492
Thermal coal ('000 tonnes)		390	420	856	639	884	2,304
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		539	481	365	550	574	1,935
Thermal coal ('000 tonnes)		2,937	2,728	3,415	2,844	2,730	11,924
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		781	613	621	149	1,017	2,163
Thermal coal ('000 tonnes)		88	109	56	311	118	564
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		554	570	496	333	485	1,952
Thermal coal ('000 tonnes)		596	665	780	200	551	2,241
Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		339	345	80	170	287	933
Thermal coal ('000 tonnes)		1,439	1,692	1,598	2,073	1,478	6,803
Total hard coking coal production ('000 tonnes)		2,232	2,244	2,178	2,002	2,467	8,655
Total semi-soft coking coal production ('000 tonnes)		1,431	1,395	942	1,052	1,347	4,821
Total thermal coal production ('000 tonnes)		10,387	9,924	8,787	8,129	8,101	37,227
Total coal production ('000 tonnes)		14,050	13,563	11,906	11,183	11,915	50,703

Total coal sales ('000 tonnes)		14,014	13,569	11,409	12,395	11,926	51,386
Rio Tinto Coal Australia share (b)
Share of hard coking coal sales ('000 tonnes)		1,990	2,152	1,563	1,978	1,925	7,683
Share of semi-soft coal sales ('000 tonnes) (c)		820	803	790	812	929	3,225
Share of thermal coal sales ('000 tonnes) (c)		5,827	5,447	4,972	5,183	4,781	21,429

(a) Rio Tinto sold its 50.1% interest in the Clermont mine with an effective date of 29 May 2014. Production data are shown up to that date.
(b) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports.
(c) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	0.0%
Hard coking coal production ('000 tonnes)		91	288	236	26	-	641
Thermal coal production ('000 tonnes)		82	271	216	23	-	593
(a) Rio Tinto completed the sale of Rio Tinto Coal Mozambique and its 65% interest in the Benga mine with an effective date of 7 October 2014. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		21,051	21,438	20,652	18,354	21,382	81,494
Average copper grade (%)		1.12	1.33	1.20	1.45	1.49	1.27
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		195.5	235.6	205.5	215.7	270.6	852.4
Contained gold ('000 ounces)		29	27	22	13	21	90
Contained silver ('000 ounces)		1,326	1,439	1,159	958	1,355	4,883
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		67.1	62.3	75.3	80.5	83.5	285.2
Refined production from leach plants:
Copper cathode production ('000 tonnes)		75.8	81.5	69.3	75.0	77.3	301.5
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		10,617	9,368	12,488	11,512	17,199	43,985
Average mill head grades:
Copper (%)		0.73	0.73	0.88	0.79	0.62	0.79
Gold (g/t)		0.79	0.65	1.28	1.14	0.57	0.99
Silver (g/t)		3.34	3.08	3.90	3.37	1.70	3.45
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		67.5	58.7	97.7	82.3	89.9	306.3
Gold in concentrates ('000 ounces)		215	147	439	366	235	1,167
Silver in concentrates ('000 ounces)		558	499	913	771	518	2,740
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		50.6	54.3	120.0	83.9	84.2	308.7
Gold in concentrates ('000 ounces)		163	136	505	366	229	1,170
Silver in concentrates ('000 ounces)		334	367	889	623	392	2,213

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2015 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 1Q 2015 until the release of its 2015 first-quarter results on 23 April 2015.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.0	0.4	0.0	0.0	0.0	0.4
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,916	10,480	12,184	6,404	9,819	40,984
Average ore grade:
Copper (%)		0.65	0.65	0.49	0.37	0.31	0.56
Gold (g/t)		0.25	0.33	0.33	0.26	0.21	0.30
Silver (g/t)		2.62	3.26	3.01	2.22	2.22	2.83
Molybdenum (%)		0.029	0.044	0.069	0.060	0.041	0.050
Copper concentrates produced ('000 tonnes)		299	225	193	82	133	799
Average concentrate grade (% Cu)		23.1	27.5	27.2	24.8	19.9	25.5
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		69.2	61.9	52.8	20.5	26.6	204.3
Gold ('000 ounces)		63	77	87	33	45	260
Silver ('000 ounces)		744	864	970	356	486	2,935
Molybdenum concentrates produced ('000 tonnes):		1.9	4.6	10.5	4.9	5.2	21.9
Molybdenum in concentrates ('000 tonnes)		0.9	2.5	5.6	2.6	2.7	11.5
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		273	309	205	122	148	908
Copper anodes produced ('000 tonnes) (a)		57.4	71.7	50.2	24.9	35.1	204.2
Production of refined metal:
Copper ('000 tonnes)		53.1	70.1	62.7	18.3	45.0	204.1
Gold ('000 ounces) (b)		62.0	59.8	79.3	51.1	62.2	252.2
Silver ('000 ounces) (b)		598	818	759	636	698	2,811
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		5,560	7,778	7,029	7,505	7,512	27,872
Average mill head grades:
Copper (%)		0.52	0.53	0.59	0.74	0.52	0.60
Gold (g/t)		0.49	0.60	0.80	1.46	0.48	0.86
Silver (g/t)		1.52	1.57	1.64	1.65	1.16	1.60
Copper concentrates produced ('000 tonnes)		102.9	140.0	134.1	186.7	130.9	563.6
Average concentrate grade (% Cu)		24.6	25.8	27.3	26.9	25.7	26.3
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		25.3	36.2	36.6	50.3	33.6	148.4
Gold in concentrates ('000 ounces)		65.6	113.0	132.0	278.2	85.6	588.7
Silver in concentrates ('000 ounces)		163	229	216	286	184	893
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		13.1	51.6	53.6	67.6	42.1	185.8
Gold in concentrates ('000 ounces)		28	126	144	263	200	561
Silver in concentrates ('000 ounces)		78	309	323	383	219	1,093
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		724	712	876	688	1,178	2,999
AK1 diamonds produced ('000 carats)		2,461	2,459	2,455	1,813	3,217	9,188
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		587	617	560	512	476	2,277
Diamonds recovered ('000 carats)		1,865	2,150	1,673	1,545	1,498	7,233
Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		142	135	153	160	117	590
Diamonds recovered ('000 carats)		89	107	116	130	51	442
Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	36,345	39,742	41,837	45,239	42,177	163,163
Hamersley - Channar	60.0%	2,737	2,737	2,938	2,502	2,145	10,913
Hope Downs	50.0%	9,559	10,187	11,292	11,677	11,358	42,715
Robe River - Pannawonica (Mesas J and A)	53.0%	8,168	8,547	9,144	8,677	7,585	34,535
Robe River - West Angelas	53.0%	6,564	7,845	7,657	7,198	7,810	29,264
Total production ('000 tonnes)		63,373	69,057	72,868	75,292	71,075	280,590
Breakdown of total production:
Pilbara Blend Lump		17,031	18,688	19,416	20,298	20,231	75,433
Pilbara Blend Fines		24,795	28,397	30,711	31,213	30,641	115,115
Robe Valley Lump		2,666	2,863	3,051	3,002	2,796	11,582
Robe Valley Fines		5,502	5,684	6,093	5,675	4,789	22,953
Yandicoogina Fines (HIY)		13,379	13,425	13,597	15,105	12,618	55,507
Breakdown of total sales:
Pilbara Blend Lump		14,971	16,246	17,378	17,295	16,832	65,889
Pilbara Blend Fines		27,821	32,871	33,380	37,370	32,904	131,441
Robe Valley Lump		2,264	2,764	2,651	2,708	2,373	10,387
Robe Valley Fines		5,431	6,247	6,124	6,514	4,845	24,317
Yandicoogina Fines (HIY)		13,732	13,712	14,198	14,628	12,336	56,270
Total sales ('000 tonnes) (b)		64,219	71,841	73,731	78,515	69,290	288,305

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,071	1,924	1,593	1,439	1,370	6,026
Pellets ('000 tonnes)		1,934	2,104	2,322	2,388	2,223	8,748
Sales:
Concentrates ('000 tonnes)		633	1,904	2,288	1,246	711	6,071
Pellets ('000 tonnes)		1,876	1,931	1,996	2,402	2,490	8,204
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		66,377	73,085	76,784	79,119	74,667	295,365
Iron Ore Sales ('000 tonnes)		66,728	75,675	78,014	82,163	72,491	302,580
Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,320	2,616	2,293	2,709	2,074	9,938

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide feedstock ('000 tonnes)		389	372	365	316	322	1,443
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		0	0	1,247	1,322	1,078	2,569
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		939	664	896	902	397	3,401

Rio Tinto percentage interest shown above is at 31 March 2015. The data represent full production and sales on a 100% basis unless otherwise stated.